Annual Statement as to Compliance
For the Year Ended December 31, 2007

J.P Morgan Chase Commercial Mortgage Securities Corp.
Series 2007-CIBC19

Americold Portfolio Companion Loan Serviced under JPMC 2007-CIBC18

Pursuant to Section 11.09 of the Pooling and Servicing Agreement governing the referenced transaction, I hereby attest that:

i.    A review of the activities of Capmark Finance Inc. as Master Servicer during the period, and of its performance under this Pooling and Servicing Agreement, has been made under my supervision.

ii.   To the best of my knowledge, based on such review, Capmark Finance Inc. as Master Servicer, has fulfilled in all material respects its obligations under this Pooling and Servicing Agreement throughout the period.

Capmark Finance Inc.

/s/ Mark E. McCool

By:	Mark E. McCool
Title:	Managing Director
Date:	February 20, 2008

.inv 177   lib A

Capmark Finance Inc.
116 Welsh Road
Real Estate Finance, Investment, Services	Horsham, Pa 19044